UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure and Appointment of Officer

On August 15, 2022, Mr. Xingchun Wang tendered his resignation as the Chief Financial Officer of ReTo Eco-Solutions, Inc. (the “Company”) and any other positions with the Company’s subsidiary to the Board of Directors of the Company (the “Board”). Mr. Wang’s resignation was for personal reasons and was not due to any disagreement with the Company. On August 15, 2022, the Board accepted Mr. Wang’s resignation and appointed Ms. Yue Hu to serve as the Company’s Chief Financial Officer, effective on August 15, 2022.

Yue Hu, age 32, has worked in Beijing REIT Technology Development Co., Ltd., a wholly owned subsidiary of the Company, as an assistant to the management since May 2019, and has assisted with preparation and filing of periodic reports of the Company to the Securities and Exchange Commission. From March 2015 to December 2016, Ms. Hu worked in Gu'an REIT Machinery Manufacturing Co., Ltd., a former wholly owned subsidiary of the Company, as a procurement specialist, in charge of purchasing accessories needed for production and processing. Ms. Hu received her Bachelor’s degree in Accounting from Xi'an Siyuan University.

Ms. Hu is the daughter of Mr. Zhizhong Hu, Chief Technology Officer and director of the Company. There are no transactions between the Company and Ms. Hu that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

Pursuant to Ms. Hu’s employment agreement, dated as of August 15, 2022 (“Employment Agreement”), she has agreed to serve as the Chief Financial Officer of the Company and Beijing REIT Technology Development Co., Ltd. for a term from August 15, 2022 to August 14, 2025. Ms. Hu is entitled to an annual compensation of RMB180,000 (approximately $26,500) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. The Employment Agreement may be terminated in accordance with the Labor Contract Law of the People’s Republic of China and relevant local regulations in Beijing.

The foregoing description of the Employment Agreement is only a summary of the material terms of the Employment Agreement and does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Employment Agreement, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement, dated August 15, 2022, by and between the Company and Yue Hu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2022

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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